FUSIONTECH, INC.
No. 26 Gaoneng Street, High Tech Zone
Dalian, Liaoning Province, China 116025
(86) 0411-84799486

February 10, 2011

VIA EDGAR

John Reynolds
Assistant Director
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	FusionTech, Inc.
Amendment No. 2 to Form 8-K
Filed January 31, 2011
File No. 000-53837

Form 10-K Fiscal Year Ended January 31, 2010
Filed April 1, 2010 and amended November 19, 2010
File No. 000-53837

Dear Mr. Reynolds:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 9, 2011, to FusionTech, Inc. (the “Company”) regarding the above-captioned filings of the Company. Please note that the Staff’s comments are restated below along with the Company’s responses.

Planned Expansion: Steel Plate Fusion, page 7

1.	We note the following paragraph on your website:

We are the first and only company in China implementing this method. Our patent is in the application processand we have no direct competitors. Our Steel Plate Fusion service will achieve ~60% gross margins as it is anasset-light, value-added service with no inventory risk and a strong competitive edge.

The Form 8-K discloses that you have not commenced steel plate fusion services. Please explain. In addition, please explain the basis for the expectation of 60% gross margin.

Response:

The Company has revised its website to remove the paragraph referenced in the Staff’s comment and to clarify that the Company has not yet commenced its steel plate fusion services.

Mr. John Reynolds
U.S. Securities and Exchange Commission
February 10, 2011

In making our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or others have any questions or would like additional information, please contact Robert Newman, Esq., of The Newman Law Firm, PLLC, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Lixin Wang
Lixin Wang
Chief Executive Officer

Enclosures

cc: Robert Newman, The Newman Law Firm, PLLC